Liquid Media Expands Slipstream Distribution Potential Built Upon The Unity Platform

Vancouver, BC – November 12, 2020 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the expansion of its Slipstream action-adventure sports content using the Unity real-time development platform. Unity allows independent filmmakers through Slipstream to attain widespread distribution across more than 20 popular global platforms such as Windows, Mac, iOS, Android, PlayStation, Xbox, Nintendo Switch, leading AR and VR platforms and Smart TVs. Slipstream’s new platform, allowing global distribution with access to major media devices, is transformative for the Company.

In the past, filmmakers were frustrated and constrained by their inability get distribution and to monetize their work. Slipstream allows moviemakers to cut out third parties who previously were necessary to acquire and access distribution platforms. With Slipstream filmmakers submit films themselves and keep 70% of rental revenues, much more than previously paid. Filmmakers get easier and faster distribution and a larger cut of rental income than traditional existing distribution channels.

Building on the golden age of streaming content, Liquid has commenced native application development for Slipstream through Unity to enable integration to third-party consoles and devices, with Polycade as the first gaming console to be deployed. Enabling video-on-demand, games, subscription and 360 degree Virtual Reality experiences on a variety of platforms further expands Liquid’s philosophy to be a digital studio for all platforms.  Unity Technologies is recognised as an industry leader for cross-platform content distribution.

“Unity’s platform gives Liquid access to the most popular content platforms TV, Phones, Game consoles and computers and is a crucial next step for Liquid. We believe it will increase Liquid’s film distribution profile and provide more functionality for our content and apps,” said Daniel Cruz, CFO & Co-founder of Liquid Media. “Our goal is to help filmmakers to gain control of how their movies are distributed and monetized.”

Slipstream
The Netflix for adventure outdoor films. The site includes hundreds of action sports films with categories such as surfing, snow sports, rock climbing, kayaking, mountain biking, running, environmental documentaries and festival winners.

Reelhouse
Reelhouse is an online video community that provides filmmakers complete control to self-distribute content directly to their viewers. Filmmakers access the latest monetization, social, and showcasing features, which in turn engage viewers in what Reelhouse is setting as the new standard for online viewing experiences.

Polycade
In partnership with Tyler Bushnell’s Polycade, the connected arcade platform invented by the son of Atari co-founder Nolan Bushnell, which enables retro-enthusiasts to play classic games in the 21st century. Polycade is the only arcade machine that's been designed for classic and modern games, giving you the ability to play everything from the best new indies, retro classics, or the most graphics-intensive modern fighters.

More information on Unity:  https://www.unity.com

Liquid first used the Unity development platform in 2019 for a virtual reality (VR) game in association with YDX Innovations, which was built from the ground up on Unity and validated the platform for the Company’s use. Liquid continues to explore and evaluate its games for further relaunches on the Unity platform.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content intellectual property (IP) spanning creative industries. Liquid Media vison is lead by Chairman Joshua Jackson (actor / producer, television and film), and his experienced team. Chief Financial Officer and Managing Director Daniel Cruz (previously of Canaccord Financial), President Charlie Brezer (serial entrepreneur), Director Stephen Jackson (Northland Properties), and Director Nancy Basi (veteran Media + Entertainment expert), each bringing decades of industry expertise and significant passion to advance the Company’s mission.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

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